

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Bill Demers
Chief Financial Officer
POINT Biopharma Global Inc. Inc.
4850 West 78th Street
Indianapolis, IN 46268

>   **Re: POINT Biopharma Global Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 30, 2021**
>   **File No. 333-258325**

Dear Mr. Demers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Jon Stanley, Esq.